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                                                                    EXHIBIT 23.2

INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Registration Statement of Nextel International, Inc. on Form S-4, relating to the $650,000,000 12 3/4% Senior Serial Notes Due 2010, of our report dated February 22, 2000 (March 24, 2000 as to Note 7 and the last paragraph of Note 3, June 29, 2000 as to the first four paragraphs of Note 15, August 4, 2000 as to the last six paragraphs of Note 15 and October 23, 2000 as to the fifth paragraph of Note 15) accompanying the financial statements and schedules appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the headings "Selected Financial Data" and "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP
McLean, VA
December 14, 2000